                                                                          1999-5







                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

         For the period commencing July 22, 1999 through August 9, 1999

                                     -------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              --------------------
                              (Name of registrant)



       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

                      -------------------------------------
                    (Address of principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F     X       Form 40-F
                  -----               ------

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

      Yes          No    X
          ------      ------

      If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          .
                                                 ----------

This report includes an English translation of the Articles of Association of Koninklijke Philips Electronics N.V. (`Royal Philips Electronics'), as amended, dated as of May 29, 1999, and a Certificate of English translation related thereto, dated as of August 9, 1999.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 9th day of August, 1999.









                     KONINKLIJKE PHILIPS ELECTRONICS N.V.








                               /s/ C. Boonstra

                                 C. Boonstra
                                 (President,
                     Chairman of the Board of Management)








                              /s/ J.H.M. Hommen

                                J.H.M. Hommen
                          (Executive Vice-President,
                      Member of the Board of Management
                         and Chief Financial Officer)

                        ARTICLES OF ASSOCIATION

                                  OF

                 KONINKLIJKE PHILIPS ELECTRONICS N.V.
                      (ROYAL PHILIPS ELECTRONICS)



                            AS LAST AMENDED

      ON MAY 29, 1999, PURSUANT TO THE RESOLUTION OF THE GENERAL

            MEETING OF SHAREHOLDERS HELD ON MARCH 25, 1999.

TRANSLATION OF THE ORIGINAL AND AUTHENTIC DUTCH TEXT.

NAME AND SEAT


ARTICLE 1

1.     The name of the Company is: Koninklijke Philips Electronics N.V.

2.     The Company is authorized to act as "Royal Philips Electronics".

3.     Its registered office is situated in Eindhoven.


OBJECTS

ARTICLE 2

The objects of the Company are to establish, participate in, administer and finance legal entities, companies and other legal forms for the purpose of the manufacture and trading of electrical, electronic, mechanical or chemical products, the development and exploitation of technical and other expertise, including software, or for the purpose of other activities, and to do everything pertaining thereto or connected therewith, all this in the widest sense, as may also be conducive to the proper continuity of the collectivity of business undertakings, in the Netherlands and abroad, which are carried on by the Company and the companies in which it directly or indirectly participates.


SHARE CAPITAL, SHARES, SHAREHOLDERS, SHARE CERTIFICATES AND SHARE
REGISTER

ARTICLE 3

1. The share capital of the Company is one and one half billion euros (euros l,500,000,000), divided into ten priority shares of five hundred euros (euros 500) each, in these articles of association henceforth referred to as "priority shares", seven hundred and fifty million ordinary shares of one euro (euro 1) each, in these articles of association henceforth referred to as "ordinary shares", and seven hundred and fourty-nine million, nine hundred and ninety-five thousand preference shares of one euro (euro 1) each, in these articles of association henceforth referred to as "preference shares".

2. Unless otherwise stated, the term "shares" in these articles shall refer equally to priority, ordinary and preference shares.


ARTICLE 4

1. The Board of Management shall have the power to issue ordinary shares if and insofar as the Board of Management has been designated by the General Meeting of Shareholders as the authorized body for this purpose. Such a designation shall only take place for a specific period of no more than five years and may not be extended by more than five years on each occasion. The Board of Management requires the approval of the Supervisory Board and of the meeting of priority shareholders for such an issue.

2. If a designation as referred to in clause 1 is not in force, the General Meeting of Shareholders shall have the power, upon the proposal of the Board of Management - which proposal must be approved by the Supervisory Board and by the meeting of priority shareholders - to resolve to issue ordinary shares.

3. In the event of an ordinary share issue in return for a cash consideration, holders of ordinary shares shall have a pre-emption right in proportion to the number of ordinary shares which they own. The Board of Management shall have the power to restrict or exclude the pre-emption right accruing to these shareholders, if and insofar as the Board of Management has also been designated by the General Meeting of Shareholders for this purpose as the authorized body for the period of such designation. The provisions in the second and third sentences of clause 1 shall apply accordingly.

4. If a designation as referred to in clause 3 is not in force, the General Meeting of Shareholders shall have the power, upon the proposal of the Board of Management - which proposal must be approved by the Supervisory Board and by the meeting of priority shareholders - to restrict or exclude the pre-emption right accruing to shareholders.

5. A resolution of the General Meeting of Shareholders in accordance with clauses 3 and 4 of this article requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.


6. Clauses 1 and 2 of this article apply mutatis mutandis to an issue of preference shares. An option to take preference shares was granted on 19 June 1989 to the Stichting Preferente
       Aandelen Philips under the power vested in the Board of Management at that time in the articles of association.

7. In order for resolutions of the General Meeting of Shareholders to issue shares or to designate the Board of Management, as referred to in clauses 1, 2 and 6, to be valid, a prior or simultaneous resolution granting approval is required from each group of holders of shares of the same type whose rights are affected by the issue.

8. The preceding clauses of this article shall apply accordingly mutatis mutandis to the granting of rights to take shares, but shall not apply to the issue of shares to someone who exercises a previously acquired right to take shares. The Board of Management shall have the power to issue such shares.

9. The issue price shall not be fixed below par, subject to deviations which the law permits in this respect. The ordinary and priority shares shall be fully paid up when they are taken.
       At least a quarter of the nominal amount shall be paid on preference shares when they are taken. Further payment on the preference shares shall be made within one month after the Board of Management, subject to the approval of the Supervisory Board and the meeting of priority shareholders, has made a corresponding request in writing to the shareholders concerned.


ARTICLE 5

1. Any acquisition by the Company of shares in its capital which are not fully paid up shall be null and void.

2. The Company may acquire, for valuable consideration, ordinary shares in its own share capital if and insofar as:

       a. its shareholders' equity less the purchase price of the ordinary shares is not less than is laid down in the relevant statutory provisions;

       b. the nominal amount of the shares in its capital which the Company acquires, holds or holds as pledgee, or which are held by a subsidiary, is not more than one-tenth of the issued share capital; and

       c. the General Meeting of Shareholders has authorized the Board of Management to acquire such shares, which authorization may be given for no more than 18 months on each occasion.

       Shares thus acquired may again be disposed of. The Board of Management shall not acquire shares in the Company's own share capital as referred to above - if an authorization as referred to above is in force - or dispose of such shares without the approval of the Supervisory Board.

3. The Board of Management shall have the power, without the authorization referred to in clause 2 but with the approval of the Supervisory Board, to acquire on behalf of the Company shares in its own share capital as referred to above in order to transfer the shares to employees of the Company or of a group company, in pursuance of a rule applying to them.

4. No voting right attaches to own shares referred to above. These shares shall not rank for the purpose of determining any majority or for deciding whether a specific proportion of the issued share capital is represented at a general meeting of shareholders.

5. Upon the proposal of the Board of Management - which proposal must have the prior approval of the Supervisory Board and the meeting of priority shareholders - the General Meeting of Shareholders shall have the power to resolve, having regard to the provisions of Section 99 of Book 2 of the Netherlands Civil Code, to reduce the issued share capital:

       - by a cancellation of ordinary shares acquired by the Company in its own share capital;

       - by a reduction of the nominal amount of the shares by amendment of the articles of association, with partial repayment on those shares;

       - by a cancellation of preference shares, with repayment on the said preference shares; or

       - by a release from the obligation to make further payment on the preference shares upon implementation of a resolution to reduce the nominal amount of such shares.

       It shall be indicated in this resolution whether and, if so, to what extent this relates to ordinary shares, to all or only to certain preference shares or - insofar as this is permitted - to all shares, and rules shall be drawn up for the implementation of the resolution. A partial repayment or release from the obligation to make further payment must be made proportionally to all shares concerned.


ARTICLE 6

1.     Priority shares and preference shares shall be registered.
       Ordinary shares shall, at the option of the shareholder, be either in bearer or registered form, as specified in the following clauses.

2. Where a share belongs to more than one person in any form of joint ownership, or where limited rights in rem attach to any share, the Company is entitled to require those concerned to designate in writing one person to exercise the rights attached to the share.

3. The expression "shareholder", as used in these articles, shall, if the ownership of a share is vested in more than one person, mean the joint holders of such share, without prejudice, however, to the provisions of clause 2 of this article. The expression "person", as used in these articles, shall include a body corporate.

4. Share certificates for bearer shares consist of a main part with a dividend sheet not consisting of separate dividend coupons. Such dividend sheets shall be issued solely to "depositaries" who have been admitted to the Centre for Securities Administration in Amsterdam and who are bound by the regulations that apply to such depositaries. Share certificates for bearer shares shall be available for such numbers, which may be subject to change, as the Board of Management may determine.

5.     Registered shares shall be available:

       - in the form of an entry in the share register without issue of a share certificate; shares of this type are referred to in these articles as Type I shares;

       - and - should the Board of Management so decide - in the form of an entry in the share register with issue of a certificate, which certificate shall consist of a main part without dividend sheet; shares of this type and share certificates of this type for ordinary shares are referred to in these articles as Type II shares and share certificates, these being available for such numbers, which may be subject to change, as the Board of Management may determine.

6. The form in which share certificates are issued shall be determined by the Board of Management.

7. The forms of share specified in clauses 4 and 5 may, on conditions to be determined by the Company, be converted into other forms referred to in the respective clauses.

ARTICLE 7

1. In respect of registered shares a register shall be kept by or on behalf of the Company, which register shall be regularly updated and, in the form the Board of Management will decide, may, in whole or in part, be maintained in more than one copy and at more than one place. At least one copy will be maintained at the office of the Company.

2. Each shareholder's name and address, the number and type of shares registered in his name, the date on which registered shares were acquired, the date of acknowledgement and/or service upon the Company of the instrument of transfer, the amounts paid thereon and such further data as the Board of Management shall deem desirable, whether at the request of a shareholder or not, shall be entered in the register. The names and addresses of persons who have a right of usufruct or pledge in respect of those shares, the date on which they acquired such a right, the date of acknowledgement or service upon the Company of the instrument of transfer, as well as the other data required by law, shall also be entered in the register.

3. Upon request, a shareholder shall be given free of charge an extract from the register in respect of the shares registered in his name.


ARTICLE 8

1. Upon a written request from a person entitled to such certificates, missing or damaged ordinary share certificates, or parts thereof, may be replaced by new certificates, or by duplicates bearing the same numbers and/or letters, provided that the applicant proves his title and, in so far as applicable, his loss to the satisfaction of the Board of Management, and further subject to such conditions as the Board of Management may deem fit.

2. In appropriate cases, at its own discretion, the Board of Management may stipulate that the identifying numbers and/or letters of missing documents be published three times, at intervals of at least one month, in at least three newspapers to be indicated by the Board of Management, announcing the application made; in such a case new certificates or duplicates may not be issued until six months have expired since the last publication, always provided that the original documents have not been produced and shown to the Board of Management before that time.

3. The issue of new certificates or duplicates shall render the original document invalid.

4. The issue of new certificates or duplicates for shares may in appropriate cases, at the discretion of the Board of Management, be published in newspapers to be indicated by the Board of Management.


ARTICLE 9

1.     The transfer of a registered share, including:

       - the allotment of registered shares in the event of a judicial partition and division of any form of community of property or interests;

       - the transfer of a registered share as a consequence of a judgement execution;

       - the creation of limited rights in rem on a registered share shall require an appropriate instrument of transfer that has to meet the conditions stipulated by the Company and for which a model will be available for shareholders at no costs, as well as an acknowledgement. This acknowledgement may be made:

       - in the instrument of transfer; or

       - by a certificate with an officially recorded, or otherwise fixed, date containing the acknowledgement on the instrument of transfer or of a copy or extract thereof authenticated by a civil law notary or by the transferor.

       If a Type II share certificate has been issued, the share certificate is also required to be handed over to the Company for the purpose of the share transfer. In this case the acknowledgement may be made by making an annotation on the share certificate or by replacing the certificate with a new one in the name of the transferee.

       In the case of preference shares which have not been paid up in full, the acknowledgement may be made only if there is an instrument of transfer with an officially recorded, or otherwise fixed, date. When preference shares which have not been paid up in full are transferred, the date of transfer shall be entered in the register.

2.     The transfer of priority shares is subject to the provisions of article 10, as well as to those of the preceding clause.


PRIORITY SHARES

ARTICLE 10

1. Without prejudice to the provisions of article 9, the transfer of priority shares is subject to the conditions stated in the following clauses of this article.

2. A priority share may only be transferred to a nominee nominated by the meeting of priority shareholders, and upon payment of the nominal value of such share, with interest at the rate of four per cent per annum - or such lower rate as the statutory interest rate will be at the beginning of the relevant financial year - as from the beginning of the current financial year until the date of the transfer.

3. A holder of a priority share wishing to transfer such share shall notify the Board of Management of such intention by registered letter. The Board of Management shall as soon as possible bring the contents of such notification to the notice of the Chairman of the Supervisory Board and of the holders of priority shares. In that event the Chairman of the Supervisory Board shall convene a meeting of priority shareholders, which shall be held within a month after receipt of the notification referred to above and which shall propose a nominee.

4. However, the holder of a priority share who, by registered letter addressed to the Board of Management, has requested the proposal of a nominee in accordance with the provisions of the preceding clause shall be free to transfer the share offered by him, if after a period of three months after receipt of such notification the meeting of priority shareholders has not proposed a nominee or no nominee has agreed to acquire the share.

5. In the event of transfer of any priority share upon the death of the holder thereof or for any other reason, those who acquire the share shall, by registered letter addressed to the Board of Management, offer such share for transfer to a nominee to be proposed by the meeting of priority shareholders.
       In that event the provisions of clauses 3 and 4 of this article shall apply mutatis mutandis. In such a case the Company shall be irrevocably authorized on behalf of the successor or successors in title to effect the transfer to such nominee and to receive the payments on his or their behalf.
       Until the transfer of the priority share has taken place in the prescribed manner and is entered in the priority share register, no vote may be cast in respect of such priority share at the meeting of priority shareholders.

6. The provisions of clause 5 of this article shall apply mutatis mutandis to a holder of priority shares who has been adjudicated bankrupt or granted a moratorium of payments or placed in the care of a guardian, or is unable for any other reason to dispose freely of his property.

7. The transfer of a priority share shall be entered in the priority share register.

BOARD OF MANAGEMENT

ARTICLE 11

1. The Company shall be managed by a Board of Management, consisting of at least three members, under the supervision of a Supervisory Board. The Chairman of the Board of Management shall be President of the Company. The other members shall be Executive Vice-Presidents (1) of the Company. With due observance of the minimum of three, the number of members shall be decided by the meeting of priority shareholders in consultation with the Supervisory Board.

2. Members of the Board of Management, as well as the Chairman of the Board of Management and President of the Company, shall be appointed by the General Meeting of Shareholders from a binding list of two nominees for each vacancy to be filled, drawn up by the Supervisory Board in agreement with the meeting of priority shareholders. Votes in respect of persons who have not been so nominated shall be invalid. In the event of an equality of votes, the nominee who is placed first on the list shall be appointed.

3. The list of nominees shall be deposited for inspection by shareholders at the office of the Company and at a bank at Amsterdam to be specified in the notice convening the general meeting at which the appointments are to be made, as from the date of serving the said notice until the close of that meeting.

4. The list of nominees referred to in clause 2 of this article may be deprived of its binding character by a resolution adopted at a general meeting of shareholders by a majority of at least two-thirds of the votes cast, representing more than one half of the issued share capital. In that event a new binding list shall be submitted to a subsequent general meeting of shareholders, with due observance of the provisions of the preceding clauses of this article. Should such a second list also be deprived of its binding character in the manner provided for in the first sentence, the General Meeting of Shareholders shall be free to appoint.

5. Should the number of members of the Board of Management fall below three, the powers of the Board of Management shall remain intact. In such a case a general meeting of shareholders shall be held at the earliest opportunity to fill the vacancies on the Board of Management.

6. Without prejudice to the provisions of clause 2 of this article, a proposal to make appointments to the Board of Management may only be placed on the agenda of the general meeting of shareholders by the Board of Management and only in consultation with the meeting of priority shareholders and the Supervisory Board.

------------
       (1) In the original Dutch version of these articles of association the term "Vice-President" is used.

ARTICLE 12

1. Members of the Board of Management may be suspended or removed by the General Meeting of Shareholders. A resolution to suspend or remove a member of the Board of Management, other than a resolution proposed by the Board of Management, the Supervisory Board or the meeting of priority shareholders, may only be adopted by a majority of at least two-thirds of the votes cast, representing more than half of the issued share capital. The provisions of Section 120 (3) of Book 2 of the Civil Code shall not apply.

2. The members of the Board of Management may be suspended from office by the Supervisory Board either collectively or individually. Within three months of such suspension a general meeting of shareholders shall be held to decide whether the suspension shall be cancelled or upheld. The person so suspended shall be entitled to be heard at the meeting.


ARTICLE 13

1. Two members of the Board of Management may jointly represent the Company at law and otherwise.

2. The Board of Management may authorize each of its members separately to represent the Company within the limits defined in the authorization.

3. The authority of a member of the Board of Management to represent the company does not cease to exist where there is a conflict of interest with the company, unless a legal act between the company and a director himself is involved, in which case, without prejudice to the provisions of the last sentence of Section 146 of Book 2 of the Civil Code, the other members of the Board of Management shall have the authority to represent the Company with regard to that legal act.


ARTICLE 14

1. The Board of Management shall have the power to enter into contracts as specified in Section 94 (1) of Book 2 of the Civil Code.

2. The Board of Management may grant powers of attorney to persons, whether or not in the service of the Company, to represent the Company and may thereby determine the scope of such powers of attorney and the titles of such persons.


ARTICLE 15

Subject to the approval of the Supervisory Board, the Board of Management shall draw up Standing Orders, regulating, inter alia, the mode of convening its meetings and the internal procedure at such meetings.


ARTICLE 16

1. Without prejudice to the provisions made elsewhere in these articles, resolutions of the Board of Management concerning the following matters shall be subject to the approval of the Supervisory Board:

       a. issue of shares in the Company, restricting or excluding the pre-emption right in the event of an issue of shares, acquisition of shares in the capital of the Company and the disposal of shares thus acquired; issue of debentures chargeable to the Company;

       b. cooperation in the issue of certificates of shares in the Company;

       c. application for quotation or for withdrawal of the quotation of the securities referred to under a. and b. in the price list of any stock exchange;

       d. long-term cooperation, directly or indirectly, with another company or body corporate, and the discontinuation of such cooperation, if the said cooperation or discontinuation thereof is of fundamental significance;

       e. taking a direct or indirect participation in the share capital of another company, the value of which is at least equal to the amount of one quarter of the issued share capital plus the reserves of the Company, as shown by its balance sheet and explanatory notes, and any fundamental change in the scale of such participation;

       f. any investment involving expenditure equal to at least one quarter of the issued share capital plus the reserves of the Company, as shown by its balance sheet and explanatory notes;

       g. a proposal to amend the articles of association;

       h. a proposal to dissolve the Company or for a legal merger of the Company;

       i. a petition for bankruptcy or for a moratorium of payments;

       j. a proposal to reduce the issued share capital.

2. The Supervisory Board may grant the approvals required in accordance with this article either for a specific legal act, or for a group of such legal acts.


ARTICLE 17

Without prejudice to the statutory provisions, absence or inability to act of members of the Board of Management is regulated in the Standing Orders of the Board of Management.


ARTICLE 18

The remuneration and other terms of employment of the members of the Board of Management shall be fixed by the Supervisory Board upon the proposal of the President of the Company.


SUPERVISORY BOARD

ARTICLE 19

1. The Supervisory Board shall be responsible for supervising the policy pursued by the Board of Management and the general course of affairs in the group of companies within the Netherlands and abroad, of which the Company forms part. The Supervisory Board shall assist the Board of Management with advice relating to the general policy aspects connected with the activities of the Company and of the group of companies associated with it.

2. The Board of Management shall provide the Supervisory Board in due time with such information as the Supervisory Board needs for the performance of its duties and shall regularly report on the course of business of the Philips Group.

ARTICLE 20

1. The members of the Supervisory Board shall be appointed and may be removed by the General Meeting of Shareholders.
       The Supervisory Board shall consist of at least five members.

2. Members of the Supervisory Board shall be appointed by the General Meeting of Shareholders from a binding list of two nominees for each vacancy to be filled, drawn up by the Supervisory Board in agreement with the meeting of priority shareholders. Votes in respect of persons who have not been so nominated shall be invalid. In the event of an equality of votes, the person who is placed first on the list shall be appointed. A list of nominees shall be deposited for inspection by shareholders at the office of the Company and at a bank in Amsterdam to be specified in the notice convening the general meeting on whose agenda the proposed appointment has been placed, as from the date on which the said notice is served until the close of that meeting.
       Without prejudice to the provisions of the first sentence and in compliance with Section 142 (3) of Book 2 of the Civil Code, a proposal to appoint a member of the Supervisory Board may only be placed on the agenda of the general meeting by the Supervisory Board, though only in consultation with the Board of Management and the meeting of priority shareholders. Persons as referred to in Sections 142 (4) and 160 of Book 2 of the Civil Code shall not be appointed.

3. The list of nominees referred to in clause 2 of this article may be deprived of its binding character by a resolution adopted at a general meeting of shareholders by a majority of at least two-thirds of the votes cast, representing more than one half of the issued share capital. In that event, a new binding list shall be submitted to a subsequent general meeting of shareholders with due observance of the provisions of the preceding clauses of this article. Should such a second list also be deprived of its binding character in the manner provided for in the first sentence, the General Meeting of Shareholders shall then be free to appoint.

4. A member of the Supervisory Board shall retire at the end of the next general meeting of shareholders held after a period of four years following his appointment. Should a member of the Supervisory Board reach the age of 72 in any financial year, he shall retire at the end of the ordinary general meeting of shareholders held in that financial year.
       After having held office for the first period of four years, members of the Supervisory Board are eligible for reelection only twice for a full period of four years. In specific cases the Supervisory Board and the meeting of priority shareholders may resolve to deviate from this provision.
       The Supervisory Board may establish a rotation schedule.

5. A resolution to suspend or remove a member of the Supervisory Board, other than a resolution proposed by the Supervisory Board or the meeting of priority shareholders, may only be adopted by a majority of at least two-thirds of the votes cast, representing more than half of the issued share capital. The provisions of
       Section 120 (3) of Book 2 of the Civil Code shall not apply.


ARTICLE 21

1. The members of the Supervisory Board shall appoint from their number a Chairman, a Vice-Chairman and a Secretary.

2. The Supervisory Board may appoint one of its members to be a Delegate Member and in so doing determine the period of such appointment. Without prejudice to the duties and responsibilities of the Supervisory Board and of its members, the Delegate Member shall, on behalf of the Supervisory Board, maintain more frequent contact with the Board of Management with regard to the general course of affairs within the scope of article 20 of these articles of association. In so doing, the Delegate Member of the Supervisory Board shall assist the Board of Management with advice.

3. Without prejudice to the duty and responsibility of the Supervisory Board as such, the latter body may resolve to have certain tasks performed or prepared and certain powers exercised or prepared by a commission from their number. Such a resolution shall specify the chairman and the secretary thereof and in what manner and how frequently such commission shall render account to the Supervisory Board as such.

ARTICLE 22

1. The Supervisory Board may adopt resolutions by absolute majority of the votes cast at a meeting attended by at least one-third of its members. The Supervisory Board may adopt resolutions in writing outside a meeting provided that the proposals for such resolutions have been sent in writing to all members and no member is opposed to this method of adopting a resolution, and provided that in such a case more than half of the members declare themselves in favour of the proposals.

2. Minutes shall be kept of the proceedings of the Supervisory Board, which in any case shall include the resolutions adopted by the meeting. In the event that the resolutions are adopted outside a meeting, as referred to in the second sentence of the preceding clause, the resolutions so adopted shall be recorded in writing by the Secretary. Such record shall be signed by the Chairman and the Secretary.

3. A certificate signed by two members to the effect that the Supervisory Board has adopted a particular resolution shall constitute evidence of such a resolution in dealings with third parties.

4. The members of the Board of Management shall, if so invited by the Supervisory Board, attend the meetings of the Supervisory Board.


ARTICLE 23

The Supervisory Board shall draw up Standing Orders regulating the mode of convening its meetings and the internal procedure at such meetings.


ARTICLE 24

1.     Upon a proposal made by the Supervisory Board, the General
       Meeting of Shareholders shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount.

2. The Supervisory Board may grant an additional remuneration to be borne by the Company to its Chairman, to a Delegate Member or to members who pursuant to a resolution of the Supervisory Board have been designated to perform certain functions or activities of the Supervisory Board.


GENERAL MEETINGS OF SHAREHOLDERS

ARTICLE 25

1. The ordinary general meeting of shareholders shall be held each year not later than 30 June and, at the Board of Management's option, at Eindhoven, at Amsterdam, at The Hague or at Rotterdam; the notice convening the meeting shall inform the shareholders accordingly.

       Extraordinary general meetings of shareholders shall be held as often as deemed necessary by the Supervisory Board or the Board of Management, and must be held if the meeting of priority shareholders or one or more shareholders jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with.

       If the Board of Management fails to comply with a request as referred to in the preceding clause in such a manner that the general meeting of shareholders can be held within six weeks after the request, the persons making the request may be authorized by the President of the District Court at `s - Hertogenbosch to convene the meeting themselves.

2. The general meeting of shareholders will in any case deal with and deliberate on the following:

       a. the Company's annual report, including at least:

          -  the Board of Management's report;

          -  the annual accounts with explanation and appendices;

          -  the Supervisory Board's report;

       this being without prejudice to the possibility of a deferment granted to the Board of Management, as provided in Section 101 of Book 2 of the Civil Code.

       b. proposals placed on the agenda by the Supervisory Board, the meeting of priority shareholders, the Board of Management or shareholders in accordance with the provisions of these articles;

       c. the filling of vacancies on the Board of Management and/or the Supervisory Board in accordance with the provisions of these articles.


ARTICLE 26

1. The notice convening a general meeting shall be published in the form of an advertisement which in the Netherlands shall be inserted in at least one national daily newspaper and, at the Board of Management's option, in one or more foreign newspapers. In addition, holders of registered shares shall be notified by letter that the meeting is being convened.

2. The notice convening the meeting shall be issued by the Board of Management. In the case envisaged in the third paragraph of clause 1 of the preceding article, the notice shall be issued by the shareholders therein specified, subject to the relevant provisions of Section 111 of Book 2 of the Civil Code.

3. The notice convening the meeting shall be issued no later than on the fifteenth day prior to the meeting.

4. Without prejudice to what is provided in this respect elsewhere in these articles, the agenda shall contain such business as may be placed thereon by the Board of Management, the Supervisory Board or the meeting of priority shareholders. Furthermore the agenda shall contain such business as one or more shareholders representing at least one-hundredth of the issued share capital have requested the Supervisory Board and the Board of Management to place on the agenda, at least 60 days before the date of the meeting. The Supervisory Board and the Board of Management may resolve not to place such business proposed by shareholders on the agenda if they are of the opinion that such request would be detrimental to the serious interests of the Company. The meeting shall not adopt resolutions on matters other than those which have been placed on the agenda.

5. Without prejudice to the provisions of Sections 99 and 123 of Book 2 of the Civil Code, the notice convening the meeting shall either mention the business on the agenda or state that the agenda is open to inspection by shareholders at the office of the Company and at a specified bank at Amsterdam.


ARTICLE 27

1. All shareholders are entitled, without prejudice to the provisions of article 6, clause 2, to attend the general meeting of shareholders, to address the meeting and, subject to the provisions of Section 118 (7) of Book 2 of the Civil Code, to vote.

2. In order to exercise the rights mentioned in clause 1 of this article, the holders of bearer share certificates shall deposit their share certificates prior to the meeting at the office of the Company or at one of the banks or other establishments to be indicated in the notice, at least one of which shall be a depositary as mentioned in article 6, clause 4, situated at Amsterdam. The notice shall also mention the last day on which this can be done. The deposit shall be made in return for a card of admission to the meeting.

3. In order to exercise the rights mentioned in clause 1 of this article, the holders of registered ordinary shares shall notify the Company in writing of their intention to do so no later than on the day and at the place mentioned in the notice convening the meeting, and also - insofar as Type II ordinary shares are concerned - stating the identifying number of the ordinary share certificate. They may only exercise the said rights at the meeting for the ordinary shares registered in their name both on the day referred to above and on the day of the meeting.

4. In order to exercise the rights mentioned in clause 1 of this article, the holders of preference shares shall notify the Company of their intention to do so no later than on the day prior to the meeting. They may exercise the said rights at the meeting only for the shares registered in their name on the day of the meeting.

5. The Company shall send a card of admission to the meeting to holders of registered shares who have notified the Company of their intention in accordance with the provisions of the two preceding clauses.

6. Shareholders, usufructuaries and pledgees who are entitled to attend a general meeting may be represented by proxies with written authority. Without prejudice to the provisions of the preceding clauses of this article, the written authorization must be deposited not later than at the time and at the place indicated in this article.


ARTICLE 28

With regard to the exercise of the rights referred to in the preceding article, the Company is entitled to regard as correct the statements regarding the depositing of share certificates and/or the granting of authorizations by shareholders, and regarding the quantities to which the deposits and/or authorizations relate, which are made to it in due time by the institutions designated for that purpose in the notice convening the meeting.


ARTICLE 29

1. General meetings of shareholders shall be presided over by the Chairman of the Supervisory Board or by any other person nominated by the Supervisory Board. The Chairman may restrict the time for which shareholders may speak, if he considers this to be desirable with a view to the orderly conduct of the meeting.

2. The resolutions adopted at a general meeting of shareholders shall be recorded by a civil law notary. Such record shall be co-signed by the Chairman of the meeting.
       The latter shall ensure that a summary account is made of the business transacted at the meeting.


ARTICLE 30

1. Unless otherwise stated in these articles, resolutions shall be adopted by absolute majority of votes. Blank and invalid votes shall not be counted. The Chairman shall decide on the method of voting, including the possibility of voting by acclamation. In the event of voting by acclamation, the votes against will be recorded if a request to this effect is made.


2. Except as provided in article 11, clause 2 and article 20, clause 2, in the event of an equality of votes the relevant proposal shall be deemed to have been rejected.

ARTICLE 31

Each ordinary share and each preference share shall entitle to one (1) vote. Each priority share shall entitle to five hundred
(500) votes.


ARTICLE 32

1. Separate meetings of holders of preference shares shall be held as often as a resolution of the meeting of holders of preference shares is required by statutory provisions or these articles of association, and further as often as the Board of Management, the Supervisory Board or the meeting of priority shareholders deems this necessary, and must be held if one or more holders of preference shares representing at least one-tenth of the capital issued in the form of preference shares make a written request to that effect to the Board of Management, specifying in detail the business to be dealt with.

2. A meeting of holders of preference shares shall be convened no later than on the fifteenth day prior to the meeting by a letter addressed to the persons entitled to attend this meeting.

3. Meetings of holders of preference shares shall be held at Eindhoven, at Amsterdam, at The Hague or at Rotterdam. The notice convening the meeting shall inform the holders of preference shares in respect thereof. Articles 27 to 31 inclusive shall apply accordingly to meetings of holders of preference shares.

4. At a meeting of holders of preference shares at which the whole of the capital issued in the form of preference shares is represented, valid resolutions may be adopted, provided that the vote is unanimous, even if the provisions governing the place of the meeting, the manner in which it is convened, the period of notice and the specification in the notice of the business to be dealt with have not been observed.


ARTICLE 33

Separate meetings of holders of ordinary shares shall be held as often as a resolution of the meeting of holders of ordinary shares is required by statutory provisions or these articles of association. The provisions of article 25, clause 1 and articles 26 to 31 inclusive shall apply accordingly to such a meeting.


MEETINGS OF PRIORITY SHAREHOLDERS

ARTICLE 34

1. Meetings of priority shareholders shall be held on the proposal of the Board of Management.
       They shall be held at a place to be indicated by the Chairman of the Board of Management.

2. Meetings of priority shareholders must be held if holders of priority shares representing at least two-fifths of the issued priority share capital make a written request to that effect to the Board of Management, specifying in detail the business to be dealt with.
       If the meeting is not convened within fourteen days after a request made by priority shareholders, those shareholders shall be entitled to convene the meeting themselves.

3. Meetings shall be convened by notice to every holder of a priority share. A meeting shall not be deemed to be invalid by reason of a notice not having been received or not received in due time, unless it cannot be shown that the notice was indeed dispatched.
       The notices shall be issued by the Chairman of the Board of Management or, in the case provided in clause 2, by the priority shareholders referred to therein.
       Notices shall be served at least eight days prior to the meeting.

4. A meeting at which three-fifths of the priority share capital is represented shall be exempted from all periods of notice and formalities concerning the convening of the meeting.

5. The meeting of priority shareholders may adopt resolutions in writing provided that the proposals for such resolutions have been sent in writing to all holders of priority shares and no holder is opposed to this method of adopting a resolution.

6. A certificate signed by the holder(s) of at least half of the priority shares to the effect that the meeting of priority shareholders has adopted a particular resolution shall constitute evidence of such a resolution in dealings with third parties.

7. The consent of the meeting is required if a priority shareholder wishes to be represented at the meeting by a proxy.


REPORT OF THE BOARD OF MANAGEMENT, ANNUAL ACCOUNTS AND DISTRIBUTIONS

ARTICLE 35

1.     The financial year shall be identical with the calendar year.

2. Without prejudice to the provisions of article 25, clause 2, the Board of Management shall, within four months after the close of each financial year, submit to the Supervisory Board annual accounts consisting of a balance sheet as at 31 December of the preceding year and a profit and loss account in respect of the financial year then ended, with the explanatory notes thereto.

3. With the approval of the Supervisory Board and the meeting of priority shareholders, the Board of Management shall have the power to determine what portion of the profit - the positive balance of the profit and loss account - shall be retained by way of reserve.
       Not available for retention in this way are amounts needed for
       (a) the formation of legally required reserves and/or
       (b) distributions as referred to in clauses 1 to 3 of article 37.

4. The Supervisory Board shall cause the annual accounts to be examined by a registered accountant designated for that purpose by the Company in compliance with the provisions of Section 393 of Book 2 of the Civil Code and shall report to the General Meeting of Shareholders on the annual accounts. If the General Meeting of Shareholders does not designate such a registered accountant, the Supervisory Board, and in default thereof, the Board of Management, shall have the power to do so. Such a designation may be made for an indefinite period.

5. The Board of Management shall then have the annual report drawn up, as provided in article 25. Sufficient copies of the annual report shall be made available to the shareholders from the day on which the annual general meeting of shareholders is convened until the close of that meeting.


ARTICLE 36

Adoption by the General Meeting of Shareholders of the annual accounts, as referred to in article 39 and without any express reservation made by the General Meeting of Shareholders, shall have the effect of fully discharging the Board of Management and the Supervisory Board from liability for the performance of their respective duties in the financial year concerned.


ARTICLE 37

1. From the profit shown in the annual accounts adopted by the General Meeting of Shareholders, the percentage mentioned below of the amount required to be paid from time to time in the course of the financial year concerned on the preference shares shall, as far as possible and in compliance with the provisions of Section 105 (2) of Book 2 of the Civil Code, first be distributed on those shares. The dividend on the preference shares shall only be distributed for the number of days that such shares were actually outstanding in the financial year concerned.

2. The percentage referred to in clause 1 shall be equal to the Average Main Refinancing Rates during the financial year for which the distribution is made, plus two percent (2%). Average Main Refinancing Rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank.


3. If the profit for a financial year is declared and one or more preference shares have been withdrawn or preference shares have been fully repaid in that financial year, those persons who according to the register referred to in article 7 were holders of preference shares at the time of the said withdrawal or repayment shall have an inalienable right to a distribution of profit as described below. The profit which, if possible, shall be distributed to the said persons shall be equal to the amount of the distribution to which they would have been entitled under the provisions of clause 1 if they had still been holders of the aforementioned preference shares at the time when the profit was declared, this being calculated on the basis of the period for which they were holders of preference shares in the said financial year, a part of a month being counted as a full month. With regard to an alteration to the provisions of this clause, the proviso referred to in Section 122 of Book 2 of the Civil Code is made.

4.     From the profit that remains after the application of clause 3 of article 35 and clauses 1 to 3 inclusive of this article, an amount of 20 euros (euros 20) shall first be distributed on every priority share. The profit that remains thereafter shall be at the disposal of the General Meeting of Shareholders, which is empowered to withhold distribution in whole or in part or to make a distribution in whole or in part to holders of ordinary shares in proportion to their holdings of ordinary shares.


ARTICLE 38

1. Upon the proposal of the Board of Management, which proposal shall have received the prior approval of the Supervisory Board and of the meeting of priority shareholders, the General Meeting of Shareholders shall be entitled to resolve to make distributions charged to the "other reserves" shown in the annual accounts or charged to "share premium account".

2. Upon the proposal of the Board of Management, which proposal shall have received the prior approval of the Supervisory Board and of the meeting of priority shareholders, the General Meeting of Shareholders shall be entitled to make distributions to shareholders under article 37, article 38, clause 1 and article 39 in the form of the issue of ordinary shares.


ARTICLE 39

At its own discretion and having regard to the statutory provisions relating thereto, the Board of Management, with the prior approval of the Supervisory Board and of the meeting of priority shareholders, may distribute from the profits for the current financial year one or more interim dividends on the shares before the annual accounts for any financial year have been approved and adopted at a general meeting.


ARTICLE 40


1. The Board of Management determines for various types of shares on what dates and in what form distributions will be payable.

       Notices relating to such distributions shall in the Netherlands be given in at least one national daily newspaper, and abroad in at least one daily newspaper appearing in each of those countries where, on the application of the Company, the Company's shares have been admitted for official quotation, and further in such manner as the Board of Management may deem desirable.

       The provisions of this article shall apply accordingly in the event of a share issue with pre-emption subscription rights.

2. Cash distributions in respect of shares for which Type II share certificates are outstanding shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of the country concerned, converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on a date to be fixed and announced by the Board of Management. This date may not be set earlier than the day before the date on which the distribution is declared and not later than the date which has been fixed for the shares concerned in accordance with the provisions of clause 3.

3.     With regard to the provisions of article 6, clause 2 and of article 7, the person entitled to any distribution on registered shares shall be the person in whose name the share is registered
       - or, in the case of limited rights in rem, the person whose right appears well-founded - at the date to be determined for that purpose by the Board of Management in respect of the distribution for each of the different types of shares.

4. A person entitled to a distribution on a bearer share for which a share certificate is outstanding shall, in order to exercise his right to such distribution, arrange for the dividend sheet appertaining to that share to be in the safekeeping of a depositary as mentioned in article 6, clause 4, at such a time as shall be specified by the Board of Management. In respect of distributions referred to herein, the Company shall have discharged its liability to the persons entitled thereto by making these distributions available to the depositary referred to in article 6, clause 4 or to one or more third parties designated by the latter and the Company, in favour of the persons in whose name the dividend sheets were held by the depositaries at the aforementioned time.

5. Rights of payment of distributions in cash shall lapse if such distributions are not claimed within five years following the day after the date on which they were made available.

6. In the case of a distribution in shares, any shares not claimed within a period to be determined by the Board of Management shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. These persons are entitled only to the net proceeds in cash of such a sale. This entitlement will be forfeited if the proceeds are not claimed within five years following the day after the date on which the distribution in shares was made payable.

7. In the case of a distribution in the form of shares on registered shares, those shares shall be added to the share register. A Type II share certificate for a nominal amount equal to the number of shares added to the register shall be issued to holders of Type II shares, without prejudice to the provisions of article 6, clause 4.

8. The Board of Management may, for reasons which it considers sufficient, and subject to such conditions as it may consider necessary, rule that the provisions of clause 1, second paragraph and clause 4 of this article shall not apply.


AMENDMENT OF ARTICLES OF ASSOCIATION AND DISSOLUTION

ARTICLE 41

1. A resolution to amend the articles of association or to dissolve the Company shall be valid only provided that:

       a. the consent of the Supervisory Board and of the meeting of priority shareholders has been or will be obtained;

       b. the consent of the meeting of priority shareholders is given at a meeting at which more than half the issued priority share capital is represented and by at least three-fourth of the votes cast; if this requirement is not complied with, a further meeting shall be held within four weeks thereof, at which, irrespective of the priority share capital represented, the resolution can be adopted by at least three-fourth of the votes cast;

       c. the full proposals have been deposited for inspection by shareholders at the office of the Company and at a bank at Amsterdam specified in the notice convening the general meeting of shareholders, as from the day on which the said notice is served until the close of that meeting;

       d. the resolution is adopted at a general meeting of shareholders at which more than half of the issued share capital is represented and by at least three-fourth of the votes cast; if the requisite share capital is not represented at a meeting called for that purpose, a further meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted by at least three-fourth of the votes cast.

2.     Where a resolution as referred to in the preceding clause of this article is submitted by the Board of Management, the General Meeting of Shareholders may, notwithstanding the provisions of clause 1 d., resolve by absolute majority of votes to amend the articles of association or to dissolve the Company, without more than half of the issued capital having to be represented.


ARTICLE 42

Should the Company be dissolved, the liquidation and apportionment shall be effected by the Board of Management in compliance with the relevant provisions of Book 2 of the Civil Code and, insofar as they are not inconsistent with the latter, the articles of association.
In adopting a resolution to dissolve the Company, the General Meeting of Shareholders may approve the payment of a remuneration to the liquidators.


ARTICLE 43

From the balance of the liquidation, a distribution shall first be made on every preference share to the amount paid thereon, then on every priority share to the nominal amount thereof, and the residue thereafter shall be distributed on the ordinary shares.


Transitional provisions

ARTICLE 44

Rights attached to a Type A share certificate (K document), as referred to in article 6 of the articles of association of Philips Electronics N.V. valid up to 6 May 1994, as well as rights attached to shares with a nominal value of ten guilders (NLG 10.--), may not be exercised so long as these shares have not been converted into shares with a nominal value of one euro (euro 1.--). Upon conversion the shareholder is entitled to the payment of dividends insofar as this right has not lapsed under the provisions of article 40, clause 5 of these articles of association.

                       CERTIFICATE OF ENGLISH TRANSLATION





Pursuant to Rule 306 of Regulation S-T, the registrant certifies that the Articles of Association, as amended, dated as of May 29, 1999, which is included as part of the Form 6-K, dated August 9, 1999, is a fair and accurate English translation.


                  KONINKLIJKE PHILIPS ELECTRONICS N.V.
                  (Registrant)



                  By: /s/ Arie Westerlaken
                      -----------------------
                  Name:  Arie Westerlaken
                  Title: General Secretary

                  Date: August 9, 1999